Exhibit 99.1

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES PASSING OF COMPANY DIRECTOR PETER CROSSGROVE

TORONTO, ONTARIO -- (Marketwired – June 3, 2015) LAKE SHORE GOLD (TSX:LSG) (NYSE MKT:LSG) – It is with great sadness that Lake Shore Gold announces the passing of Company director, Peter Crossgrove. Mr. Crossgrove joined the Company’s Board of Directors in November 2009 following the acquisition of West Timmins Mining Inc. Since that time, he has played an important role, working with management as the Company progressed through development into commercial production.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “It is a very sad day for all of us at Lake Shore Gold. Peter worked diligently as a board member to represent the interests of shareholders, and could always be counted on to provide insightful, objective and fair advice and counsel to management. I know I can speak for all other members of the board and our management team, when I say that we are grateful for having had the opportunity to work with Peter and will very much miss his input and involvement.”

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298